3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

August 28, 2014

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mary B. Cole, Esq.

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 101 (“PEA 101”) to the Trust’s Registration Statement on Form N-1A provided on August 13, 2014. PEA 101 was filed on June 27, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) in connection with the Trust’s annual update of its Registration Statement in order to incorporate certain material changes into the Prospectus and Statement of Additional Information (“SAI”) for the Bradesco Latin American Equity Fund and Bradesco Latin American Hard Currency Bond Fund (formerly, Bradesco Brazilian Hard Currency Bond Fund), each a series of the Trust (each a “Fund” and together, the “Funds”).  Specifically, the Funds’ Prospectus and SAI were revised in connection with the change to the name, investment strategy and 80% policy of the Bradesco Latin American Hard Currency Bond Fund.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus and SAI contained in PEA No. 101 with respect to the Funds.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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Prospectus

1.                                        With respect to the fee table for each Fund, revise the footnotes, as appropriate, to disclose the specific date through which each Fund’s contractual expense limitation will remain in effect.

Response:  The Prospectus has been revised to reflect the Staff’s comments.

3.                                        Confirm the amounts in each Fund’s Expense Example.

Response:  Confirmed. The correct amounts are included in the Prospectus.

2.                                        With respect to both Funds and to the extent applicable, identify the types of derivative instruments and the related risks in which the Funds will invest that are principal strategies.  Such disclosure, if necessary, should be consistent with guidance provided by the Staff in its letter dated July 30, 2010 issued to the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies.

Response:  Confirmed. The Prospectus discloses the types of derivative instruments and the related risks in which the Funds will invest that are principal strategies.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel Weiss, President of FundVantage Trust
John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST

301 BELLEVUE PARKWAY

WILMINGTON, DE  19809

August 28, 2014

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 101, the Trust’s registration statement on Form N-1A filed with the Commission on June 27, 2014 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President

Cc:	Mary B. Cole, Esq., Securities and Exchange Commission John P. Falco, Esq.